UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Clearwater Analytics Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

185123106

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185123106	Schedule 13G	Page 2 of 10

1	Names of Reporting Persons Galibier Purchaser, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,519,325
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,519,325

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,519,325
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.3%
12	Type of Reporting Person OO

CUSIP No. 185123106	Schedule 13G	Page 3 of 10

1	Names of Reporting Persons Galibier Holdings, LP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,519,325
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,519,325

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,519,325
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.3%
12	Type of Reporting Person PN

CUSIP No. 185123106	Schedule 13G	Page 4 of 10

1	Names of Reporting Persons Galibier Holdings GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,519,325
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,519,325

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,519,325
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.3%
12	Type of Reporting Person OO

CUSIP No. 185123106	Schedule 13G	Page 5 of 10

1	Names of Reporting Persons Gali SCSp
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,519,325
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,519,325

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,519,325
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.3%
12	Type of Reporting Person PN

CUSIP No. 185123106	Schedule 13G	Page 6 of 10

1	Names of Reporting Persons Permira VII GP S.a r.l.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,519,325
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,519,325

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,519,325
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.3%
12	Type of Reporting Person OO

CUSIP No. 185123106	Schedule 13G	Page 7 of 10

ITEM 1.	(a)	Name of Issuer:

Clearwater Analytics Holdings, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

777 W. Main Street, Suite 900, Boise, ID 83702

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Galibier Purchaser, LLC

Galibier Holdings, LP

Galibier Holdings GP, LLC

Gali SCSp

Permira VII GP S.a r.l.

(b)	Address or Principal Business Office:

The principal business address for each of the Reporting Persons is c/o Permira Luxembourg S.a r.l., 488, route de Longwy, L-1940 Luxembourg.

(c)	Citizenship of each Reporting Person is:

Each of Galibier Purchaser, LLC, Galibier Holdings, LP and Galibier Holdings GP, LLC is organized under the laws of the State of Delaware.

Each of Gali SCSp and Permira VII GP S.a r.l. is organized under the laws of Luxembourg.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

185123106

ITEM 3.

Not applicable.

CUSIP No. 185123106	Schedule 13G	Page 8 of 10

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of September 30, 2024, based upon 160,483,489 shares of Class A Common Stock outstanding as of July 26, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Galibier Purchaser, LLC	18,519,325	10.3%	0	18,519,325	0	18,519,325
Galibier Holdings, LP	18,519,325	10.3%	0	18,519,325	0	18,519,325
Galibier Holdings GP, LLC	18,519,325	10.3%	0	18,519,325	0	18,519,325
Gali SCSp	18,519,325	10.3%	0	18,519,325	0	18,519,325
Permira VII GP S.a r.l.	18,519,325	10.3%	0	18,519,325	0	18,519,325

Galibier Purchaser, LLC may be deemed to be the beneficial owner of 18,519,325 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class D Common Stock that are convertible within 60 days of September 30, 2024.

Permira VII GP S.a r.l. is the general partner of Gali SCSp, which is the sole member of Galibier Holdings GP, LLC, which is the general partner of Galibier Holdings, LP, which is the sole member of Galibier Purchaser, LLC. As a result, each of the foregoing entities may be deemed to share beneficial ownership over the securities reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

See Exhibit 99.2.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 185123106	Schedule 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024

Galibier Purchaser, LLC

By:	/s/ Cedric Pedoni
Name:	Cedric Pedoni
Title:	Authorized Person

Galibier Holdings, LP

By:	Galibier Holdings GP, LLC, general partner of Galibier Holdings, LP

By:	/s/ Cedric Pedoni
Name:	Cedric Pedoni
Title:	Authorized Person

Galibier Holdings GP, LLC

By:	/s/ Cedric Pedoni
Name:	Cedric Pedoni
Title:	Authorized Person

Gali SCSp

By:	Permira VII GP S.a r.l., general partner of Gali SCSp

By:	/s/ Cedric Pedoni
Name:	Cedric Pedoni
Title:	Authorized Person

Permira VII GP S.a r.l.

By:	/s/ Cedric Pedoni
Name:	Cedric Pedoni
Title:	Authorized Person

CUSIP No. 185123106	Schedule 13G	Page 10 of 10

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement (previously filed).

99.2	Identification and Classification of Members of the Group (previously filed).